Frank M. Placenti
Direct: 602-364-7451
Fax: 602-364-7070
fmplacenti@bryancave.com
October 28, 2005
VIA EDGAR CORRESPONDENCE, FACSIMILE AND U.S. MAIL
Mr. Joel Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	VistaCare, Inc.
Form 10-K for the transition period from January 1, 2004 to September 30, 2004
File No. 000-50118
Dear Mr. Parker:
As previously indicated, this firm represents VistaCare, Inc, (the “Company”) in connection with your comment letter dated April 27, 2005, regarding the above-referenced filing. This letter is in response to a comment issued on October 12, 2005, and is meant to supplement the information in our letters dated May 31, 2005, June 10, 2005 and September 9, 2005. This letter is being faxed to you as well as being sent by U.S. mail, and will be filed on EDGAR as correspondence.
While the Company endeavors to record an accurate estimate of its Medicare Cap liability, actual assessments may ultimately differ. In determining its estimated Medicare Cap liability, the Company uses an internally-developed projection model that forecasts the annual amount the Company could be required to repay Medicare based upon the historical admissions, discharge rate and average length of stay of each of its provider locations.
In 2003, the Company’s actual assessment differed from its estimate by approximately $1.6 million. The Company attributes the difference to the following factors: (i) its fiscal intermediary disallowing certain beneficiaries; (ii) patients who received care with another hospice provider; and (iii) activity that took place subsequent to the end of the 2003 Medicare Cap year that was not known or knowable until actual assessments were made.

Mr. Joel Parker
October 28, 2005

The third category, i.e., activity that took place subsequent to the end of the 2003 Medicare Cap year, included patients who were initially billed to commercial insurance companies based upon patient or other third party instructions where such coverage did not exist or where the Company later determined that Medicare should have been billed for at least part of the claim. To a lesser degree, the changes were due to changes in the level of care delivered to the patient discovered after the close of the fiscal year end. The Company internally determined that $400,000 of the $1.6 million difference from estimated Cap exposure related to patients who were initially billed to commercial insurance companies where Medicare should have been billed or to changes in the level of care.
You have requested clarification on whether this category of differences accounting for just $400,000 in variance from estimates were material to the Company and whether those activities constituted the correction of an error in previously issued financial statements under APB Opinion 20.
For the twelve months ended December 31, 2003, the nine-month transition period ended September 30, 2004 and the nine months ended June 30, 2005, the Company had revenues of over $190 million, $150 million and $170 million, respectively. As such, the Company believes that the $400,000 attributed to those activities in 2003 is immaterial to its operations or financial results and believes such activities will continue to be immaterial.
The Company further believes that such activities do not constitute the correction of an error in previously issued financial statements. When the Company invoices a commercial insurance company or determines the level of care record for each patient, the Company uses the best available information at that time. If that information turns out to be incorrect, it is because the information provided by a third party was incorrect. The patient, the patient’s family or the patient’s nursing home usually provides such information. The reduction to revenues for those activities is not a result of a misuse or misapplication of known facts that existed at the time the financial statements were prepared. The reduction to revenues is the result of subsequently provided information that was not known or knowable to the Company when it prepared its financial statements.
For instance, when a patient enters the hospice program, the patient or the patient’s family is asked whether the patient has commercial insurance and whether the patient’s policy covers hospice care. If the answer is in the affirmative and the patient provides documentation of such insurance, the patient’s commercial insurance provider is invoiced. It is only after the commercial insurance company denies the claim or reduces the claim amount that the Company learns that (i) the patient’s policy does not provide hospice care; (ii) another commercial insurance company should be billed; or (iii) that Medicare should be billed. It often takes up to six months for the commercial insurance company initially billed to pay or deny a claim.
A patient’s level of care may change based on facts not known to the Company when it determines its projected revenue. Typically, the level of care changes because a patient is moved from the patient’s home to a hospital due to a more acute medical issue and then returns home when the medical problem is resolved. This results in a change in the chargeable level of care from in home to in patient

Mr. Joel Parker
October 28, 2005

and then from in patient to in home. The Company relies on the patient, the patient’s family, the patient’s nursing home or the hospital to notify the Company of a change in the level of care. Until such formal notification, the Company is often not aware that a change in the level of care occurred.
Based on the above, the Company does not believe a reduction to revenue based on such activity is material to its operation and that those activities do not constitute the correction of an error in previously issued financial statements because it did not misuse or misapply known facts that existed at the time the financial statements were prepared.
We look forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact Michael McCoy of Bryan Cave LLP at 602-364-7176 or the undersigned at 602-364-7451.
Very truly yours,
Frank M. Placenti
FMP:lrs

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